EXHIBIT 12.1

Magellan Health, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Six Months Ended June 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Fixed charges:
Capitalized interest credit	$0.5	$0.5	$0.1	$1.9	$—	$0.3
Interest factor in rent expense	0.4	0.6	0.6	0.6	0.6	0.8
Other interest and fixed charges	8.4	9.6	6.2	3.4	2.3	1.5
Total fixed charges	$9.3	$10.7	$6.9	$5.9	$2.9	$2.6

Earnings available for fixed charges:
Earnings before income taxes	$39.9	$145.5	$71.1	$117.9	$165.2	$188.9
Add: non-controlling interest loss	0.9	2.1	2.7	5.2	—	—
Add: capitalized interest expense	0.6	0.6	0.4	0.9	0.7	0.7
Add: fixed charges	9.3	10.7	6.9	5.9	2.9	2.6
Less: capitalized interest credit	0.5	0.5	0.1	1.9	—	0.3
Total earnings available for fixed charges	$50.2	$158.4	$81.0	$128.0	$168.8	$191.9

Ratio of earnings to fixed charges	5.4	14.8	11.7	21.7	58.2	73.8